UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 0-24699

Bright Horizons Family Solutions, Inc. 401(k) Plan

(Full title of plan)

Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of securities held pursuant to the plan
and the address of it principal executive office)

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.
401(k) PLAN

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2004

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)	12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Trustees of
Bright Horizons Family Solutions, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Bright Horizons Family Solutions, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Westwood, MA
June 23, 2005

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments, at fair value:
Investments in mutual funds	$39,991,098	$30,261,394
Investment contract	12,170,923	9,995,070
Bright Horizons Company Stock Fund	1,014,339	322,418
Participant loans	1,153,647	770,944

TOTAL INVESTMENTS	54,330,007	41,349,826

Receivables:
Participants’ contributions	—	344,150
Employer’s contributions	—	67,544

TOTAL RECEIVABLES	—	411,694

TOTAL ASSETS	54,330,007	41,761,520

LIABILITIES
Excess contributions refundable	93,893	37,577

TOTAL LIABILITIES	93,893	37,577

NET ASSETS AVAILABLE FOR BENEFITS	$54,236,114	$41,723,943

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$488,842
Net appreciation in fair value of investments	4,134,090

4,622,932

Contributions:
Participant deferrals	8,631,600
Participant rollovers	402,929
Employer	1,667,316

10,701,845

Total additions	15,324,777

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,633,380
Benefits paid to insurance carriers for the provision of benefits	—
Corrective distributions	47,796
Deemed distributions/(recoveries) of participants loans	(9,580)
Administrative expenses	141,010

Total deductions	2,812,606

NET INCREASE	12,512,171

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	41,723,943

End of year	$54,236,114

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Bright Horizons Family Solutions, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

1.	General – The Plan is a defined contribution plan that is available to all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.	Eligibility – All employees are eligible to participate in the Plan on January 1 or July 1 after having completed one year and 1,000 hours of continuous service, provided they are then at least 20 1/2 years of age.

3.	Contributions – Participants are permitted to contribute up to 50% of pretax compensation up to a maximum of $13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively. Catch-up contributions are permitted for participants reaching age 50 during the plan year.

Contributions are made by the Company bi-weekly, equal to 25% of the first 8% of the participant’s compensation contributed by the participant for each of the bi-weekly pay periods. The Company may also make an additional discretionary contribution, as determined annually by the Company. For the Plan years ended December 31, 2004 and 2003, respectively, the Company did not make any additional discretionary contributions.

4.	Vesting – Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested 20% after the second year of employment and 20% for each year thereafter, such that a participant is 100% vested after six years of continued employment.

5.	Participant Accounts – Each participant’s account is credited with the participant’s contributions and earnings (losses); thereon, and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

6.	Forfeitures – The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. At December 31, 2004 and 2003 forfeited non-vested accounts totaled $130,497 and $70,628, respectively. Forfeitures in the amount of $112,589 and $99,462 were used to reduce Company matching contributions during 2004 and 2003, respectively.

7.	Payment of Benefits – On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum, installments, or joint and survivor annuity.

8.	Participant Loans – Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans range from 5% to 10.50%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period in excess of five years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

9.	Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.

American Century Ultra Fund – Invests mainly in common stocks of the fastest growing companies in the market.

Calvert Social Equity fund — Invests in common stocks of large cap companies having market capitalization of at least $1 billion, seeking long-term growth.

David L. Babson Small Company Opportunities Fund – Invests in equity securities of micro cap companies with above average return on assets and equity, low debt, and well regarded management.

Davis Select Large Cap Value Fund – Invests in common stocks of growing companies with market capitalizations greater than $5 billion, seeking long-term growth.

Fidelity Equity Income II Fund – Invests primarily in income producing equity securities and considers the potential for capital appreciation.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Mass Mutual Group Annuity Contract — Fixed Fund – Invests in high quality fixed income investments guaranteeing preservation of principal.

Northern Trust Indexed Equity Fund – Seek to match the performance of the Standard and Poor’s 500 Index by investing in a representative sample of the stocks found on the index.

Oppenheimer Premier International Equity Fund – Invests in a diversified portfolio of common stocks of companies located around the world, seeking a superior long-term rate of return.

Oppenheimer Growth Fund – Invests primarily in stocks of medium and large companies to achieve an objective of long-term capital appreciation.

Oppenheimer Quest Opportunity Fund – Invests in a diversified portfolio of common stocks, bonds and cash equivalents, seeking long-term growth.

Oppenheimer Quest Balanced Value Fund – Invests in equity and fixed-income securities in pursuit of capital growth and current income.

Salomon/Western Strategic Balanced Fund – Invests in a mix of equity and income producing securities.

T. Rowe Price New Horizons Fund – Invests primarily in stocks of small emerging growth companies, seeking long-term capital growth.

Bright Horizons Company Stock Fund – This Plan investment option invests primarily in the common stock of Bright Horizons Family Solutions, Inc. and maintains a small investment in money market instruments, which provides liquidity.

10.	Significant Plan Amendments – Effective January 1, 2003, the Plan was amended to comply with the new laws and regulations collectively referred to by the Internal Revenue Service as “GUST”.

Effective January 1, 2004, the plan was amended to change certain employer information, limitations on allocation provisions and the top-heavy duplications for employers maintaining a defined contribution plan.

Effective January 1, 2004, Calvert Social Equity was added as an investment choice for participants.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition – The Plan’s investments, except the investments in the guaranteed investment contracts, are valued at fair value based upon the quoted market prices of the underlying securities within each fund at December 31, 2004 and 2003. The investments in the guaranteed investment contracts are presented at contract value, which approximates fair value, as plan management has determined that the investment contracts are fully benefit responsive. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate and the average return of the investment contracts held by the guaranteed investment contract at December 31, 2004 and 2003 was 4.0% and 4.8%, respectively. The interest rates on the guaranteed investment contracts are reset on a semi-annual basis. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as deductions.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Plan Termination – Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the plan’s net assets as of December 31:

	2004	2003
American Century Ultra Fund
14,669 shares in 2004 and 12,117 shares in 2003	$3,575,312	$2,674,583
Davis Select Large Cap Value Fund
18,643 shares in 2004 and 14,221 shares in 2003	2,942,491	2,002,186
Fidelity Equity Income II Fund
24,595 shares in 2004 and 21,602 shares in 2003	6,585,496	5,277,426
Mass Mutual Group Annuity Contract — Fixed Fund	12,170,923	9,995,070
Northern Trust Indexed Equity Fund
12,427 shares in 2004 and 10,626 shares in 2003	3,906,259	3,025,003
Oppenheimer Premier International Equity Fund
10,247 shares in 2004 and 8,939 shares in 2003	3,284,414	2,441,406
Oppenheimer Growth Fund
18,099 shares in 2004 and 15,372 shares in 2003	3,640,851	2,942,543
Oppenheimer Quest Balanced Value Fund
22,260 shares in 2004 and 17,416 shares in 2003	2,933,314	2,074,663
Salomon/Western Strategic Balanced Fund
28,990 shares in 2004 and 23,035 shares in 2003	2,980,544	2,244,529
T. Rowe Price New Horizons Fund
17,582 shares in 2004 and 15,366 shares in 2003	5,343,253	3,970,597

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,134,090 as follows:

Mutal funds	$3,876,597
Common stock fund	257,493

$4,134,090

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 4 – EXCESS CONTRIBUTIONS REFUNDABLE

At December 31, 2004 and 2003, liabilities of $93,893 and $37,577, respectively, are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.

NOTE 5 – TAX STATUS

Effective January 1, 1997, the Plan adopted a non-standardized form of prototype 401(k) profit sharing plan. The Plan obtained its latest determination letter on February 25, 2005, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

The Plan engages in investment transactions with funds managed by the Trustee, Massachusetts Mutual Life Insurance Company, a party-in-interest with respect to the Plan. The total fees paid by the plan to Massachusetts Mutual Life Insurance Company during 2004 amounted to $141,010. The Plan also has investments in Bright Horizons Family Solutions, Inc. common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003
Net assets available for benefits per the financial statements	$54,236,114	$41,723,943

Less — Accrued employer contributions receivable	—	(67,544)
— Accrued participants contributions receivable	—	(344,150)

Plus — Accrued excess contributions refundable	93,893	37,577

Net assets available for benefits per the Form 5500	$54,330,007	$41,349,826

     The following is a reconciliation of the net change in assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2004:

Net change in assets available for benefits per the financial statements	$12,512,171

Less — Accrued employer contributions receivable in 2004	—
— Accrued participant contributions receivable in 2004	—
— Accrued excess contributions refundable in 2003	(37,577)

Plus — Accrued employer contributions receivable in 2003	67,544
— Accrued participant contributions receivable in 2003	344,150
— Accrued excess contributions refundable in 2004	93,893

Net change in assets available for benefits per the Form 5500	$12,980,181

SUPPLEMENTAL SCHEDULES

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR

DECEMBER 31, 2004

PLAN NUMBER: 001 E.I.N. 04-2949680

Schedule H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR):

	(b)
	Identity of issue, borrower,	(c)	(d)	(e)
(a)	lessor or similar party	Description of Investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Company	American Century Ultra Fund	$3,288,030	$3,575,312
*	Massachusetts Mutual Life Insurance Company	Calvert Social Equity fund	$112,685	$119,390
*	Massachusetts Mutual Life Insurance Company	David L. Babson Small Company Opportunities Fund	$2,024,124	$2,626,009
*	Massachusetts Mutual Life Insurance Company	Davis Select Large Cap Value Fund	$2,416,862	$2,942,491
*	Massachusetts Mutual Life Insurance Company	Fidelity Equity Income II Fund	$5,247,294	$6,585,496
*	Massachusetts Mutual Life Insurance Company	Mass Mutual Group Annuity Contract — Fixed Fund	$12,170,923	$12,170,923
*	Massachusetts Mutual Life Insurance Company	Northern Trust Indexed Equity Fund	$3,525,889	$3,906,259
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Premier International Equity Fund	$2,626,107	$3,284,414
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Growth Fund	$3,812,226	$3,640,851
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Quest Opportunity Fund	$1,613,812	$2,053,765
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Quest Balanced Value Fund	$2,471,771	$2,933,314
*	Massachusetts Mutual Life Insurance Company	Salomon/Western Strategic Balanced Fund	$2,691,615	$2,980,544
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price New Horizons Fund	$3,812,462	$5,343,253

*	Investors Bank and Trust	Bright Horizons Company Stock Fund	$736,846	$1,014,339

*	Participant Loans	Rates from 5% to 10.50%, maturities ranging from 2004 to 2008	$-	$1,153,647

* Represents party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Family Solutions, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN
June 29, 2005
	By:	Investors Bank & Trust Company, Trustee

By:	/s/ Sally Stubbs
Title: Director and Fiduciary Officer

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

23.1      Consent of Gray, Gray & Gray, LLP